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Report of Independent Accountants

To the Trustees and Management of Janus Investment Fund, Janus Adviser Series, Janus Adviser, and Janus Aspen Series:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with the Notice of Application for, and the Order of Exemption Granted by the Securities and Exchange Commission dated November 16, 2004 ("Management Statement"), that Janus Investment Fund, Janus Adviser Series, Janus Adviser, and Janus Aspen Series (collectively the "Funds") have established and maintained procedures reasonably designed to achieve compliance with the conditions set forth in the Notice of Application, dated December 2, 1997 (Investment Company Act Release No. 22922), and the Order by the Securities and Exchange Commission on December 30, 1997 (Investment Company Act Release No. 22983) (collectively the "Order") during the period October 2, 2003 through October 1, 2004. Management is responsible for the Funds' compliance with those conditions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Our examination procedures included an assessment of the establishment and maintenance of procedures reasonably designed to achieve the following objectives set forth in the Order (all capitalized terms as defined in the Order):

          a) The Interfund Rate on all interfund loans is higher than the Repo Rate but lower than the Bank Loan Rate;
          b) All interfund loans comply with the collateral requirements as set forth in the Order;
          c)   All interfund  loans comply with the  percentage  limitations  on interfund borrowing and lending as set forth in the Order;
          d)   Interfund  borrowing  and  lending  demand  is  allocated  in  an equitable manner and in accordance with procedures established by the Funds' Trustees; and
          e) The interest rate on any interfund loan does not exceed the interest rate on any third party borrowings of a borrowing fund at the time of the interfund loan.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified conditions.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over the Interfund Lending Program to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion regarding the Funds' compliance with the aforementioned requirements during the period October 2, 2003 through October 1, 2004 is fairly stated, in all material respects, based upon the criteria set forth in the Order and the accompanying Management Statement. This report is intended solely for the information and use of the Trustees of the Funds, management of Janus Capital, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
November 16, 2004